Exhibit 99.2

EXPLORATION BEYOND BOUNDARIES ASPIRATIONS EXPECTATIONS CONVENTIONS 2023 ANNUAL REVIEW For the year ended January 31, 2023

OUR PEOPLE ARE INFORMED OPTIMISTS WHO SEE THE WORLD AS ONE BIG OPPORTUNITY, WITH NO BOUNDARIES TO THE ROAD OR THEIR AMBITIONS. As navigators, they always find a way to overcome any barrier. This mentality allows them to naturally lead, which is displayed in both work and play. WE EXIST TO CREATE NEW WAYS TO MOVE PEOPLE, SO THAT EXPERIENCES ARE MEASURED IN EMOTION RATHER THAN DISTANCE. WE REIMAGINE THE WAY YOU ACCESS YOUR WORLD.

BY ADVENTURE DESIGN OUR BRAND PROMISE EMBODIES WHAT WE DO AND WHY WE DO IT. IT SPEAKS TO OUR UNIQUE HERITAGE OF INGENUITY AND EXCELLENCE BEHIND OUR PRODUCTS AND THE UNFORGETTABLE EXPERIENCES THEY DELIVER. IT IS ABOUT THE MACHINES WE BUILD AND THE EMOTIONS THEY PROVIDE. A COMMITMENT TO ALWAYS OBSESS ABOUT CREATING THE VERY BEST EXPERIENCE FOR OUR RIDERS, WITHOUT COMPROMISE. BRP I 2023 ANNUAL REVIEW I 1

PASSION TO KEEP MOVING Passion informs everything we do and is an integral part of OUR every value we have. If it’s not done with passion, it’s not BRP. IT’S PASSION YOU CAN FEEL. VALUES DRIVE TO DELIVER OUR COMMITMENTS THEY MAKE OUR CULTURE We say what we do. We do what we say. No excuses. Only sheer UNIQUE, INFORM HOW WE ACT, determination. Relentless drive and love of the ride push us ahead. AND DRIVE WHAT WE MAKE. WHILE WE LIVE FOR THE RIDE, WE ALWAYS ARRIVE AT DESTINATION. INGENUITY TO DEFY CONVENTIONS We’re not afraid to see things differently. Constant curiosity makes us the first to uncover new solutions. We question. We innovate. We progress. RELENTLESSLY. TRUST TO BUILD STRONG PARTNERSHIPS We take care of our people like family. We act with integrity. People can count on us like we count on them. IT’S THAT SIMPLE. BRP I 2023 ANNUAL REVIEW I 2

BEYOND Letter to shareholders for the year ended January 31, 2023 – José Boisjoli FY23 WAS OUR BEST YEAR EVER. ON EVERY FRONT. BRP’S OUTSTANDING PERFORMANCE REFLECTS THE STRENGTH, RESILIENCE AND AGILITY OF THE ENTIRE ORGANIZATION AND OF ITS STAKEHOLDERS. THE RELENTLESS WORK OF OUR DEDICATED EMPLOYEES COMBINED WITH THEIR ABILITY TO OVERCOME CHALLENGES YIELDED RECORD FINANCIAL RESULTS. These accomplishments were accompanied by robust consumer demand for our products, while the strength of our dealer network allowed us to significantly outpace the industry and gain additional share in the North American Powersports market. Driven by innovation and strong brands, we are well positioned to sustain sustainable growth. DELIVERING RECORD FINANCIAL RESULTS In FY23, revenues increased 31.2% to exceed the $10 billion mark for the first time in our history. Profitability remained robust with diluted earnings per share (EPS) reaching $10.67 and normalized diluted EPS1 reaching $12.05, surpassing the higher end of our guidance range. BEYOND 1 See “Non-IFRS Measures” section on page 29. BRP I 2023 ANNUAL REVIEW I 3

OUR PERFORMANCE WAS DRIVEN These results were even more impressive considering the challenges we encountered during the year. In the first half, supply chain issues impacted component availability. However, our strategy to produce units that were missing a few components and retrofitted when components BY STRONG CONSUMER DEMAND were available, either at our plants or by dealers, paid off. With improvements in the second half, this initiative allowed us to rapidly convert units to retail, enabling BRP to significantly FOR OUR LINEUPS, REFLECTING outpace the industry. Additionally, a cybersecurity incident forced temporary production halts in all of our facilities during the summer, but our teams’ prompt reaction limited its THE STRENGTH OF OUR BRANDS impact and lost production had been mostly recaptured by year-end. BECOMING THE #1 POWERSPORTS OEM IN NORTH AMERICA AND FORGING AHEAD AND OUR ABILITY TO MAINTAIN WITH OUR MARINE STRATEGY Our performance was also driven by strong consumer demand for our lineups, reflecting the SOLID MOMENTUM IN DEALERS’ strength of our brands and our ability to maintain solid momentum in dealers’ showrooms. We recorded a 6% increase in our North American Powersports retail sales, concluding FY23 SHOWROOMS. with a market share of nearly 35%. This represents an exceptional 5 percentage point gain over the previous year, with strong results across the portfolio and important gains in off-road, supported by additional production capacity at our Juarez 3 facility. Early in FY23, we also became the leading Powersports OEM in terms of average retail units per dealer in North America, a position further strengthened by year-end. I am very proud of this accomplishment, as becoming the #1 OEM was one of our main objectives when BRP became a standalone organization 20 years ago. Our Marine Group had a few setbacks in FY23 leading to a slight revenue decrease compared to the previous fiscal year. While our retail performance was impacted, primarily due to supply chain factors, we remain positive about our outlook for that business, and we announced the construction of a new facility in Mexico to meet anticipated demand growth. EXPANDING OUR PRODUCT PORTFOLIO AND MAKING STRIDES IN EV Innovation is at the core of our DNA. We are known for pushing the boundaries of technology and for developing market-shaping products. FY23 was no exception. We invested over $365 million in research and development, and introduced countless product innovations to gain further traction in our key markets. For snowmobiles, we unveiled our new cutting-edge REV Gen5 platform for Ski-Doo and Radien2 platform for Lynx. Can-Am also brought fun to the entire family with new youth all-terrain vehicles (ATV), as well as a suite of updates to its on-road and off-road lineups. Early in FY24, we announced an all-new platform for the Outlander mid-cc ATV, our most significant upgrade in almost 10 years, which should allow us to gain more share in a category that represents over 50% of the market. On the water, we introduced the Sea-Doo Explorer Pro, specifically intended for longer excursions, and brought PWC performance to a whole new level with the Sea-Doo RXP-X Apex 300. BRP I 2023 ANNUAL REVIEW I 4

On the Marine side, we shook up the boating industry by introducing game-changing Manitou pontoons, as well as Alumacraft and Quintrex boats, all equipped with the ground-breaking Rotax S outboard engine with Stealth technology. These models, which continue to win media and industry recognition, are expected to be key factors in achieving our target of $1B in Marine sales by FY25.

We also made great strides in our technological transition. In this regard, two years ago, we pledged to invest $300 million over five years to electrify each of our existing product lines. We delivered on this promise in FY23 by launching a new electric powerpack for karts and, early in FY24, the Ski-Doo Grand Touring and Lynx Adventure electric snowmobiles. We also unveiled new product categories with the upcoming launch of the Can-Am Origin and Can-Am Pulse, the first two models of an all-electric motorcycle lineup, and the Sea-Doo Rise hydrofoil board, expanding our addressable markets.

Leveraging our momentum, we reinforced our expertise and expanded our EV capabilities by completing three strategic acquisitions: Great Wall Motor Austria GmbH specialized in the development of e-drive systems and transmissions; an 80% stake in Germany-based Pinion GmbH, a pioneer in the design, development and assembly of compact gearbox technology for traditional and electric bicycles; finally, the Canadian powersports operations of Kongsberg Inc., a leading player in the development and manufacturing of electronic and mechatronic products.

Shortly after these acquisitions, we announced the creation of our new Low-Voltage and Human-Assisted "LVHA" Group with the goal to develop new markets and untapped product categories such as urban mobility and services.

MAINTAINING A SOLID FINANCIAL POSITION AND CREATING VALUE FOR SHAREHOLDERS

Driven by a strong cash flow generation, we ended the year in a solid financial position with over $200 million of cash and cash equivalents. Our robust balance sheet provides ample flexibility to further invest in the business and return capital to shareholders. In FY23, we returned more than $356 million through share buybacks and dividends. Showing confidence in our future, we recently increased the quarterly dividend by 12.5% to $0.18 per share.

LOOKING BEYOND WITH CONVICTION

I am very proud of our team's achievements in FY23. On top of delivering exceptional results, we took our corporate purpose to new heights with the launch of our Corporate Social Responsibility CSR25 plan and made meaningful progress on our goals to reduce our carbon footprint and have a positive impact in our communities. In this regard, BRP adopted a global collective cause and, so far, we have invested about $2 million into our RIDE OUT INTIMIDATION program as we believe inclusivity starts where intimidation ends.

Looking ahead, we will continue to progress on our strategic initiatives while keeping a close eye on the uncertain macroeconomic picture. We have proven our ability to adapt, execute and outperform the industry in many environments, and our strong fundamentals are positioning us well to deliver another solid year in FY24. We anticipate that our investments in innovation and R&D will lead to further market share gains in the Marine and Powersports industry, more particularly in side-by-side vehicles (SSV). Moreover, we have multiple new products in their early stage of growth and a solid pipeline of product introductions for the year.

Over the mid-term, we remain on pace to deliver on our M25 objectives of reaching $12.0-12.5 billion in revenues and $13.50-$14.50 of normalized diluted EPS[1].

This is just the beginning. Innovation has always been at the centre of our success and we will continue leveraging that strength to support future expansion. Driven by considerable opportunities to expand our addressable markets, we are well positioned to maintain our growth trajectory beyond FY25.

In closing, I want to thank the key contributors to our success. This includes all BRP employees whose dedication, resilience and constant efforts are second-to-none. I also acknowledge the strong support of our dealers and suppliers who help us get to market the industry-leading products that forge our reputation, and our consumers for their loyalty. Finally, I am grateful to our Board members for their wise counsel and to our shareholders for their confidence in our ability to create value.

JOSÉ BOISJOLI
President and CEO

1 See "Non-IFRS Measures" section on page 29.

AN EXTENSIVE COMPANY GLOBAL DISTRIBUTION NETWORK 2,950+ DEALERS OVERVIEW WORLDWIDE (As of January 31, 2023) 130+ COUNTRIES WHERE OUR PRODUCTS ARE AVAILABLE TSX DOO NASDAQ DOO0 A STAND-ALONE 2003 COMPANY SINCE $10B ANNUAL SALES CLOSE TO 23,000 DRIVEN, RESOURCEFUL EMPLOYEES WORLDWIDE Manufacturing sites* Distributor Network Dealership Network * For purposes of this report, “manufacturing site” does not include the Spruce Pine, St-John’s and Shawinigan facilities. BRP I 2023 ANNUAL REVIEW I 6

8 ICONIC BRANDS ® BRP I 2023 ANNUAL REVIEW I 7

FINANCIAL HIGHLIGHTS

Fiscal Year 2023

REVENUE BASE BY CATEGORY

At 31/01/23


48%
34%
13%
5%

YEAR-ROUND PRODUCTS
SEASONAL PRODUCTS
POWERSPORTS PA&A AND OEM ENGINES
MARINE GROUP

REVENUE BASE BY GEOGRAPHY

At 31/01/23


60%
24%
16%

UNITED STATES
INTERNATIONAL
CANADA

TOTAL REVENUES

CA$ millions / At 31/01

CAGR* 17.6%

19	5,244
20	6,053
21	5,953
22	7,648
23	10,033

NET INCOME

CA$ millions / At 31/01

CAGR* 39.7%

19	227.3
20	370.6
21	362.9
22	794.6
23	865.4

NORMALIZED EBITDA[1]

CA$ millions / At 31/01

CAGR* 27.0%

19	655.9
20	804.4
21	999.0
22	1,462.1
23	1,706.3

NORMALIZED EARNINGS PER SHARE – DILUTED[1]

CA$ / At 31/01

CAGR* 40.4%

19	3.10
20	3.83
21	5.39
22	9.92
23	12.05

EARNINGS PER SHARE – DILUTED

CA$ / At 31/01

CAGR* 47.1%

19	2.28
20	3.96
21	4.10
22	9.31
23	10.67

SHARE PRICE

DOO MONTHLY CLOSING PRICE IN CA$


90.84
FEBRUARY 2022
MARCH
APRIL
MAY
JUNE
JULY
AUGUST
SEPTEMBER
OCTOBER
NOVEMBER
DECEMBER
111.03
JANUARY 2023

DOO PERFORMANCE[2]

OVER THE LAST YEARS IN CA$

	2018	2019	2020	2021	2022	2023
BRP	100.00	96.52	172.42	214.82	269.64	283.37
S&P/TSX	100.00	98.62	109.90	110.02	133.90	131.80

[1] See Non-IFRS measures section on p. 29.
[2] Illustrates the cumulative return on a $100 investment in the Subordinate Voting Shares, with dividend reinvestments, compared to the cumulative return on the S&P/TSX Composite Index for the five-year period commencing on February 1, 2018 and ending on January 31, 2023, being the last trading day of Fiscal 2023.
* Compound Annual Growth Rate since January 31, 2019.

BRP | 2023 ANNUAL REVIEW | 8

OUR RECENT ACQUISITIONS

FY19

ALUMACRAFT BOAT CO.

Creation of BRP's Marine Group and acquisition of Alumacraft Boat Co., the premier private North American manufacturer of aluminum fishing boats, based in St. Peter, Minnesota. BRP aims to leverage the acquisition of this iconic brand to transform the marine business with its world-renowned technical expertise, design prowess and ingenuity.

TRITON INDUSTRIES, INC. (MANITOU)

Acquisition of Triton Industries, Inc., the leading North American manufacturer of premium luxury and performance pontoon boats under the Manitou brand. This addition to BRP's Marine Group further solidifies the Company's position in the marine industry thanks to Manitou's high-quality pontoons and recognized technology that have driven its growth and success as one of the preeminent pontoon manufacturers in the U.S.

FY20

TELWATER PTY, LTD (QUINTREX)

Acquisition of 80% of the outstanding shares of Telwater Pty, Ltd, Australia's leading manufacturer of aluminum boats and trailers. Telwater's addition to the Marine Group is another step in helping create a strong offering and foundation to expand into new markets, with the objective of transforming the marine industry and boating experience. Through this acquisition, BRP bolstered its portfolio with market-leading brands such as Quintrex, Stacer, Savage and Yellowfin Plate. In FY22, the Company completed the repurchase of the remaining 20% non-controlling interest in Telwater Pty, Ltd.

FY23

GREAT WALL MOTOR AUSTRIA GmbH

Acquisition of Great Wall Motor Austria GmbH (renamed BRP-Rotax Vienna), a subsidiary of Great Wall Motor based in Baoding, China. This leading EV R&D centre located in Kottingbrunn, Austria, specializes in e-drive systems and transmissions, and employs highly skilled individuals. With this acquisition, BRP reinforces its EV expertise required to deploy its ambitious electrification strategy for existing product lines and upcoming product introductions.

PINION GmbH

Acquisition of an 80% stake in Pinion GmbH, a pioneer in gearbox technology for traditional and electric bicycles based in Denkendorf, Germany. This strategic acquisition enables BRP to leverage Pinion's unique, state-of-the-art technology in order to spur the development of new electric human-assisted products and expand its addressable market.

SHAWINIGAN OPERATIONS OF KONGSBERG INC.

Acquisition of substantially all the assets related to Kongsberg Inc.'s powersports business in Shawinigan, Quebec (renamed BRP Megatech), a leading player in electronic and mechatronic product development and manufacturing. With this acquisition, which supports BRP's electrification plan, the Company gains further expertise in mechatronics and bolsters its innovation capabilities.

BRP I 2023 ANNUAL REVIEW I 9

OUR PRODUCT LINES

MARKET INDICATORS POWERSPORTS 4,827.1 MILLION CA$ GLOBAL SALES FOR THE YEAR YEAR-ROUND ENDED ON JANUARY 31, 2023 PRODUCTS +39.2% GLOBAL SALES VS FY22 Our year-round products are for people who embrace challenges and take every road life offers them. In 2022, Can-Am made bold moves to inspire even more people to break free and be fearless, and to provide the vehicles they need to do so. BRP I 2023 ANNUAL REVIEW I 11 can-am

OPENING THE ROAD TO EVERYONE, EVERYWHERE – CAN-AM ON-ROAD

CAN-AM THREE-WHEEL VEHICLES (3WV) ENABLE MORE PEOPLE TO EXPERIENCE THE THRILL OF THE OPEN ROAD. NEW ENTRANTS MAKE UP 65% OF CAN-AM 3WV OWNERS THIS YEAR. WITH POWERFUL PROGRAMS DESIGNED TO INCREASE THE ACCESSIBILITY OF ON-ROAD RIDING FOR PEOPLE FROM ALL WALKS OF LIFE, THE CAN-AM BRAND GAINED MARKET SHARE IN NORTH AMERICA IN 2022.

The Rider Education Program added 100 new schools and increased course completions by 18%, compared to 2021. The Can-Am Women of On-Road community grew by 41%, now boasting over 17,000 active members. The group is cited as the second source of influence, behind advertising, by women buying a 3WV. According to IHS Motorcycle Dashboard, to date, nearly 40% of Can-Am Ryker owners identify as female, and close to 50% identify as visible minorities, both well outperforming motorcycle industry averages.

In 2022, Can-Am was the first BRP brand to reveal soon-to-debut electric vehicles, reclaiming its motorcycle heritage, while appealing to new generations and electric-vehicle enthusiasts. A teaser in March and the two prototypes of the Can-Am Origin and Can-Am Pulse unveiled in August repared the ground for the introduction of electric two-wheel motorcycles (2WV). This new product line is expected to generate half a billion dollars annually by 2030.

DRIVING IT HOME – CAN-AM OFF-ROAD

CAN-AM ALL-TERRAIN VEHICLES (ATVs) AND SIDE-BY-SIDE VEHICLES (SSVs) HAVE HAD THE FASTEST-GROWING MARKET SHARE IN THE CATEGORY IN NORTH AMERICA EVERY YEAR SINCE 2015. THE BRAND IS THE MARKET LEADER IN ATVs IN CANADA AND, IN THE USA, IN THE ATV TOP REC-UTE SEGMENT, AND THE SSV REC-SPORT 64" HIGH HP SEGMENT.

This outstanding momentum is sustained by efforts to spread the word to more people around the world with authentic storytelling showcasing people from all walks of life, high profile ambassadors, strong presence at high visibility sporting events and media activations. Additionally, activating regional plans gained incredible traction in key states such as Utah, where we doubled Can-Am brand awareness in the last year (up 38 percentage points).

Can-Am won every major race it entered in 2022, including the Dakar Rally, for the fifth consecutive year, the King of the Hammers, the Vegas to Reno Race, and the Baja 400. This winning streak helped maintain high levels of brand trust and consideration this year in North America, as racing is highly correlated to brand awareness and, in turn, sales. At the end of 2022, the new Red Bull Can-Am Factory Team, composed of drivers that have led global FIA (*Fédération Internationale de l'Automobile*) racing events, was announced with a full competition calendar for 2023.

To maintain and expand the relevance of the brand, all new youth ATV models were introduced along with many line-up improvements both on ATV and SSV products. Support was increased for the Red Bull Off-Road Junior Team, for the next generation of racers. Also, new ambassadors from different parts of the globe and more diverse backgrounds were recruited to diversify our campaigns.





BRP | 2023 ANNUAL REVIEW | 12

MARKET INDICATORS POWERSPORTS 3,440.3 MILLION CA$ GLOBAL SALES FOR THE YEAR SEASONAL ENDED ON JANUARY 31, 2023 PRODUCTS +36.3% GLOBAL SALES VS FY22 Our snowmobiles and personal watercraft (PWC) were the first of their kind. Today, they remain at the forefront of our strategy, enabling ever more people to embark on exceptional adventures. Whether winning new hearts or conquering new territories, these iconic brands contribute to our pursuit of something even bigger. BRP I 2023 ANNUAL REVIEW I 13 ski-doo

A NEW GENERATION OF SNOWMOBILES FOR A NEW GENERATION OF RIDERS

IN 2022, SKI-DOO FOCUSED ON ENABLING EVERY RIDER TO TRULY EXPERIENCE *THAT SKI-DOO FEELING*, AND PROMOTING A RANGE OF ADVENTURES, MOMENTS AND SNOWMOBILES.

Ski-Doo REV, the platform that enabled the brand's market share to soar and to become the leader in the snowmobile industry, celebrated its 20th anniversary with the launch of its fifth generation. The REV Gen5, a further major evolution in the riding experience, received immediate approval from the dealer network, and is set to keep Ski-Doo riders excited.

For new entrants to the sport and riders of smaller stature, the mid-sized Ski-Doo Neo models are exceptionally easy to use. For young riders, the Ski-Doo MXZ 120 and 200 provide a first taste of snowmobiling freedom. Both models, launched in 2022, make it easier for the whole family to hit the trails and enjoy snow fun together.

To keep this growing community engaged and entice even more new entrants, a new content series promotes epic snowmobile adventures, and celebrates the generational snowmobile family bond, as well as giving tips and tricks. These efforts to broaden access to snowmobiling combined with relentless product innovation resulted in a new record-high market share and volume of spring 2022 orders. In FY23, Ski-Doo remained the #1 brand in the world.

LYNX

DRAWING ON A STRONG HERITAGE TO FUEL A BRIGHT FUTURE

EXPANDING FROM EUROPE TO NORTH AMERICA IN 2021, LYNX CONTINUED TO GROW ITS TRIBE ON BOTH SIDES OF THE ATLANTIC, AND REINFORCED ITS LEADING POSITION IN EUROPE, BY PUTTING ITS 55-YEAR NORDIC HERITAGE ON FULL DISPLAY IN 2022.

The brand introduced new, rugged models, and provided insider views of the snowmobiles and their capabilities, with a growing roster of brand ambassadors and masters.

The *In Search of SISU* content franchise reinforces the unique brand value of the untranslatable Finnish concept of *sisu* – a combination of inner strength, determination, perseverance, and sustained courage in the face of challenges – that is familiar to Lynx riders. This Masterclass series shows riders how to make the most of their snowmobiles in all conditions.

Enticing them to search for their own *sisu*, the brand launched the Shredder models, tailor-made for deep snow and built on the new lightweight Radien² platform; and the Lynx Rave 120 and 200 junior snowmobiles, made for the next generation of Lynx adventurers. Celebrating a continuing legend, a limited edition Commander GLX 5900 came out in Europe, marking the iconic model's 40th anniversary. Occupying the #3 position globally in FY23, Lynx maintained its leadership position in Europe, while having strenghtened its foothold in North America.

MORE WAYS FOR EVERYONE TO HAVE FUN ON THE WATER IN RECENT YEARS, SEA-DOO HAS BEEN PUSHING THE BOUNDARIES OF INGENUITY TO ENABLE WATER-LOVERS EVERYWHERE TO FIND A SPECIFIC PWC OR PONTOON TO MEET THEIR NEEDS. Redefining the PWC market beyond recreation and touring, and introducing new possibilities for the whole family, the brand is enabling more people across the globe to discover water adventures. After anglers in 2018, with the FishPro lineup, the brand targeted adventurers embarking on expeditions in 2022. The Sea-Doo Explorer Pro has the cargo capacity, stability, ergonomics, and engine capability to range far and wide. Additionally, recreational riders looking for high-end performance were treated to the Sea-Doo RXP-X 300 APEX, blending exclusive aesthetic upgrades with improved handling, thanks to an industry-first steering damper. The Sea-Doo Switch, launched in 2021 for families and friends to enjoy a range of water activities together, is proving the fastest-growing pontoon brand in the industry, and was named “Boat of the Year” by Boating Magazine in 2022. With the upcoming launch of Sea-Doo Rise, a one-of-a-kind electric hydrofoil board, the brand is more than ever synonymous with all kinds of fun on the water. This continued innovation attracted many new entrants to the category – close to 50% of 2022 Sea-Doo buyers – and enabled Sea-Doo to remain the #1 PWC brand worldwide. BRP I 2023 ANNUAL REVIEW I 15

MARKET INDICATORS POWERSPORTS 1,276.4 MILLION CA$ GLOBAL SALES FOR THE YEAR PA&A AND ENDED ON JANUARY 31, 2023 OEM ENGINES +11.6% GLOBAL SALES VS FY22 BRP parts, accessories and apparel (PA&A) and Rotax engines for karts and recreational aircraft extend the reach of our brands beyond our core products. In 2022, each of these product lines used recent successes to spring further forward. BRP I 2023 ANNUAL REVIEW I 16

PARTS, ACCESSORIES AND APPAREL (PA&A)

TOWARDS A TOTAL BRP EXPERIENCE

PA&A LIFT THE BRANDS' STRATEGIC EFFORTS TO DELIVER AN OUTSTANDING RIDING AND BOATING EXPERIENCE. THOUSANDS OF AVAILABLE ITEMS KEEP PRODUCTS RUNNING SMOOTHLY, MAKE DRIVERS AND PASSENGERS COMFORTABLE AND PROTECTED, ENABLE EVERYTHING NEEDED FOR AN ADVENTURE TO BE STOWED SAFELY AND CONVENIENTLY, AND JUST MAKE IT EVEN MORE FUN.

With market research fuelling product development, the Apparel team can anticipate customer needs and influence demand. In FY23, apparel sales (in dollars) were the highest ever, with the introduction of two new helmets and a range of deep snow gear for snowmobilers, a new three-wheel vehicle gear collection inspired by streetwear, but CE-certified, for urban on-road riders and a line of branded life jackets for every budget and need, in the colours of our PWCs for Sea-Doo riders.

The expansion of the "Customize your own" option for online ordering continued to drive sales of accessories. Strong retail SSV growth also contributed to higher sales, including of high-end audio systems, track kits and plows, and over 75 new accessories were launched to complement the Ski-Doo REV Gen5 platform, inciting customers to enhance their experience. In FY23, PA&A revenues continued on a steady upward curve, to register their strongest year to date.

ROTAX. OEM ENGINES

ENABLING NEW GENERATIONS OF ADVENTURERS

ROTAX AIRCRAFT AND KART ENGINES ENABLE A BRP ADVENTURE FOR AUDIENCES OUTSIDE OUR POWERSPORTS AND MARINE MARKETS. MORE THAN 80% OF AIRCRAFT MANUFACTURERS IN THE LIGHT SPORT AND ULTRALIGHT AIRCRAFT MARKET USE ROTAX ENGINES, AND BRP IS ONE OF THE WORLD'S LARGEST PISTON AIRCRAFT ENGINE PRODUCERS.

Rotax kart engines are sold in over 70 countries and more than 120,000 Rotax MAX engines have been bought since 1997, for kart racers around the globe.

In FY23, the brand took customer service to new altitudes. The introduction of "Rotax Care", a warranty that provides best-in-class service coverage for Rotax 4-stroke aircraft engines, set a new standard. The "We Fly Rotax. We Fly High." program for flight schools, that includes fleet management, "Rotax Care" extended warranty, global support, priority service and discounts on parts and certified training supports the prosperity of flight school businesses worldwide.

Following the success of the Rotax E20, a second electric powertrain, the Rotax E10, was added to the lineup of sustainable kart engines, paving the way for carbon-neutral kart-racing. Designed with future champions in mind, it runs on one battery for children just starting out, as well as two batteries for older racers who use the same kart.




DM-MSIO

BRP | 2023 ANNUAL REVIEW | 17

MARKET INDICATORS MARINE GROUP 489.6 MILLION CA$ GLOBAL SALES FOR THE YEAR ENDED ON JANUARY 31, 2023 Our Marine Group teams have been laying the groundwork since 2018 to reinvent the boating experience. Increasing and modernizing production capacity, optimizing the distribution network, and digitalizing the dealer and -4.5% customer experience have all preceded our FY23 big splash: the launch of fully redesigned Manitou, Alumacraft and Quintrex models, with the GLOBAL SALES integrated new Rotax S outboard engine, featuring Stealth technology – VS FY22 another world first. BRP I 2023 ANNUAL REVIEW I 18

M A N I T O U.

BREAKING OUT OF THE SEA OF SAMENESS

MANITOU HAS BEEN STANDING OUT IN THE PONTOON INDUSTRY FOR CLOSE TO FOUR DECADES, DISTINGUISHING ITSELF WITH OUTSTANDING PRODUCTS, INNOVATION AND OVER 20 YEARS OF CUSTOMER SATISFACTION AWARDS. IN FY23, MANITOU INTRODUCED A NEW GENERATION OF PONTOONS, DESIGNED TO RISE ABOVE IN EVERY WAY AND ELEVATE THE ON-WATER EXPERIENCE TO A WHOLE NEW LEVEL.

The Manitou Cruise and Explore models break away from the sea of sameness and feature a timeless and modern design, a revolutionary onboard experience, and the totally new Rotax S, the world's first outboard engine featuring Stealth technology. A bold, easy-to-maintain, automotive-inspired exterior, with a distinctive bow; a forward-leaning Sport Bimini; and a modern, functional helm design elevate Manitou in an aspirational way. The sleek MAX Deck platform, with 38 square feet of additional deck enabled by the Rotax S outboard engine, combines with flexible layout selections and seating configurations to provide more space, comfort and possibilities for recreation.

The launch of the new models included a teaser campaign, a spectacular debut at Club BRP, virtual media reveal and roundtable, in-person media introduction and demo event, collaboration with a diversified roster of influencers, as well as a physical presence at key boat shows. As a testament to their potential, the new generation of Manitou pontoons and the new and groundbreaking Rotax S outboard engine have received prestigious recognitions from the Marine Industry, including the *Metstrade Boat Builders Award* for Innovative On-Board Design Solution, the National Marine Manufacturers Association (NMMA) *Innovation Awards* in the pontoon boat category and in the outboard engine category, as well as the Boating Magazine Marine Power *Innovation Award*.







BRP | 2023 ANNUAL REVIEW | 19

ALUMACraft

NEW BOATS THAT CELEBRATE THE OUTDOORS

BUILDING ON DECADES OF CRAFTSMANSHIP AND EXPERTISE AS ONE OF THE VERY FIRST ALUMINUM BOAT BRANDS IN NORTH AMERICA, ALUMACRAFT UNDERSTANDS ITS CUSTOMERS AND THEIR NEEDS. TO ENABLE THE CURRENT AND NEW GENERATIONS OF BOATERS AND FISHING ENTHUSIASTS TO EXPERIENCE BOATING LIKE NEVER BEFORE, ALUMACRAFT ANNOUNCED THE COMPLETE REDESIGN OF ITS MULTISPECIES FISHING AND RECREATION LARGE-V MODELS.

Available for the 2024 boating season, the new generation of Alumacraft Trophy and Alumacraft Competitor models will both offer an eye-catching and more modern look; unparalleled versatility for people looking for more than just a fishing boat; and 25 square feet more usable space, for every need, with the optional MAX Deck. The ground-breaking new Rotax S, the world's first outboard engine featuring Stealth technology, will be the key, not only to this additional space, but also to the smooth, quiet and efficient handling the boats provide.

QUINTREX

LEVELLING UP FOR FUTURE SUCCESS

BUILDING ON THE #1 RANKING OF QUINTREX IN AUSTRALIA, AS WELL AS THE RENOWN OF SISTER BRANDS STACER AND YELLOWFIN PLATE, THE MARINE GROUP TEAMS HAVE BEEN FOCUSING ON REINVIGORATING THE AUSTRALIAN BRANDS IN SIMILAR WAYS TO THOSE FROM NORTH AMERICA.

The all new Quintrex Freestyler X, with the fully integrated Rotax S outboard engine, brought customers a completely new Quintrex boating experience to appeal to a wider base of families in Australia. With an elevated fit and finish, the boat also has the MAX Deck platform across the transom, enabling even greater versatility and more usable space to enjoy recreation activities at the stern. FY23 also saw the implementation of Quintrex's new visual brand identity as well as major improvements to the consumer experience throughout the purchase process. Thanks to dealership signage upgrades and dealership website redesigns, buyers can now find products and information more easily.

The success of Quintrex value-added option packages last year, which simplified the buying experience for customers while creating greater value for BRP and our dealer network, also prompted the extension of the concept to Stacer, including "Special Edition" models with the most requested options. Previous years' investments in manufacturing capacity, combined with continuing solid demand throughout the year in the Australian market, led to strong retail sales with a record year in terms of revenues in FY23, and maintained market leadership.




QUINTREX

BRP I 2023 ANNUAL REVIEW I 20

ADVANCING ON OUR CSR25 COMMITMENT

In April 2022, BRP embarked on an exciting new chapter of its corporate social responsibility (CSR) journey with the launch of CSR25, a program designed to strengthen our business resilience and propel BRP to the forefront of corporate citizenship.

With full backing from BRP's Board and Senior Management, we established Environment, Social and Governance (ESG) pillars within our business strategy and set ambitious targets and goals.

In 2022, we further laid the foundation for success by integrating our ESG pillars into our core processes and action plans, helping us identify and manage risks and opportunities that are relevant to our business. ESG pillars are led by members of the Management Committee, who are mobilizing the appropriate BRP teams to achieve the identified goals and targets.

ENVIRONMENT Reduce the carbon footprint of our operations and products to protect our playgrounds.

SOCIAL Create positive social value that enhances the daily lives of our employees, dealers, and consumers wherever they work, give, and play.

GOVERNANCE Adopt the right governance to continue to make sound strategic decisions, maintain high ethical standards, and conduct our operations in a sustainable manner.

OUR CSR25 FRAMEWORK



CORPORATE SOCIAL RESPONSIBILITY
ENVIRONMENT
SOCIAL
GOVERNANCE
OPERATIONS
PRODUCTS
COMMUNITY
PEOPLE
EMISSIONS IN SUPPLY CHAIN AND MANUFACTURING
PACKAGING AND LANDFILL WASTE
IN-USE EMISSIONS AND END-OF-LIFE RECYCLABILITY
BATTERY-ELECTRIC VEHICLES
COMMUNITY ENGAGEMENT
RESPONSIBLE RIDER
VOLUNTEERING
DIVERSITY, EQUITY & INCLUSION
H&S, SECURITY & WELLBEING
TALENT
CORPORATE GOVERNANCE
ETHICS & COMPLIANCE

BRP | 2023 ANNUAL REVIEW | 21

TRANSFORMING FOR A LOW-CARBON FUTURE

BRP exists to create innovative ways to move people on trails, roads, water, and snow. By practicing wise environmental stewardship, we are helping to ensure that the pure enjoyment of the ride is available on every playground for years to come. Doing our part to protect and preserve the environment also enables us to continue to deliver long-term value to our stakeholders.

To that end, in 2022, we announced **ambitious goals** as part of our CSR25 program:

- To reduce emissions and energy consumption in operations.
- To find new ways to reuse and recycle materials, from parts to packaging.
- To achieve our goal of zero waste to landfill across operations.

We also announced bold targets to help address climate change and management of material and waste flows, two of the most pressing global challenges of our time.

While we progressed toward our goals and targets, 2022 was a year of intensive data gathering and analysis to give us insight into the key drivers of our environmental impact and carbon footprint.

SUSTAINABLE PRODUCT STRATEGY

In 2022, we announced our CSR25 electric vehicles (EV) and internal combustion engine (ICE) targets:

By 2035

- Have 50% of our units sold as electric.
- Launch new ICE models that emit less CO_2 than their predecessors.

To deliver on our EV commitments, we completed multiple strategic acquisitions:

- **GREAT WALL MOTOR AUSTRIA GmbH (renamed BRP-ROTAX VIENNA)**, specialist in e-drive systems and transmissions.
- **PINION GmbH**, German innovator in gearbox technology, spurring development of EVs in the urban mobility space.
- **SHAWINIGAN OPERATIONS OF KONGSBERG INC. (renamed BRP MEGATECH)**, to extend our electronic and mechatronic expertise.

OUR TARGETS

FACILITIES BY 2030

Make our facilities carbon neutral.

Achieve zero waste to landfill.

PRODUCTS BY 2035

Have 50% of our units sold as electric.

Launch new internal combustion engine (ICE) models that emit less CO_2 than their predecessors.

SUPPLY CHAIN BY 2035

Reduce CO_2 emissions from our supply chain by 25%.

BRP I 2023 ANNUAL REVIEW I 22

We broke ground at Queretaro, Mexico, and Gunskirchen, Austria, on new and expanded EV manufacturing and R&D facilities, reinforcing our expertise and building our production capacity to meet the demand for EVs. We also created the Low-Voltage and Human-Assisted (LVHA) Group, a business unit focused on new product categories. The LVHA Group positions BRP to tap into new markets and attract new generations of riders.

In 2022, we announced innovative EV and ICE products:

- **CAN-AM ORIGIN AND CAN-AM PULSE** — our first all-electric motorcycles.
- **ROTAX S OUTBOARD ENGINE** with energy-efficient Stealth technology.
- **ROTAX E10 E-POWERTRAIN** for both professional and recreational karting racers of all ages.
- **SEA-DOO RISE** — an all-electric hydrofoil board.
- **SKI-DOO GRAND TOURING ELECTRIC AND LYNX ADVENTURE ELECTRIC** — our first electric snowmobiles (announced in February 2023).

EMBRACING A GLOBAL CAUSE: RIDE OUT INTIMIDATION

In 2022, we launched our global corporate cause under the banner of RIDE OUT INTIMIDATION. Through this program, BRP takes a firm stand against intimidation, which is a key social challenge that affects almost everyone.

At BRP, we believe inclusivity starts where intimidation ends. As an employer, a corporate citizen, and a strong presence in multiple communities around the world, we will inspire and contribute to behaviour change.

Today, BRP is partnering with three reputable and impactful organizations to put a stop to intimidation and bullying, for good: Born This Way, Ditch the Label, and Fondation Jasmin Roy Sophie Desmarais, to name a few. To that end, we invested nearly CA$2M in communities this year to ride out intimidation.

On Unesco Stand Up to Bullying Day, our employees took to social media in a tidal wave of support for our cause by wearing yellow to show our communities that they care. BRP pledged donations of CA$10 per participating employee. Thousands of employees rallied together to raise awareness for the cause by sharing their photos and personal stories on social media. With this overwhelming response from our employees, we donated to anti-intimidation organizations in Canada, Mexico, USA, Australia and Sweden in order to support initiatives that aim to end bullying in their regions.


RIDE OUT
INTIMIDATION
A BRP PROGRAM

BRP | 2023 ANNUAL REVIEW | 23

CHAMPIONING THE RESPONSIBLE RIDER MINDSET

When we launched the Responsible Rider program in 2022, we envisioned an industry that excels at welcoming newcomers, building a more caring community, and generating positive experiences.

At BRP, we believe there is an opportunity for everyone in the powersports and boating communities to come together and rethink how we approach safety, riding etiquette, and the environment, our three program pillars. Realizing our vision would ensure that powersports and boating have a long and healthy future.

To make responsible riding a reality for all, we are empowering representatives, dealers, partners, trainers, employees, and riders, with the tools they need. These efforts are backed by our strong Responsible Rider program and partnership strategy. We began in 2022 with a three-year investment of nearly CA$1.5M on education, rider content, training, and awareness.

RESPONSIBLE RIDER

A BRP PROGRAM



CULTIVATING DIVERSITY, EQUITY & INCLUSION

To foster an even more inclusive culture in which everyone feels they belong, BRP has embarked on a diversity, equity, and inclusion (DE&I) journey. Our DE&I Strategic Framework provides the foundation for establishing priorities, defining measures, and setting targets. We have created a DE&I Council composed of employees from diverse backgrounds and workplaces, and led by two senior executives who will implement a strong action plan. We are implementing data strategies to help us measure our progress, and specific DE&I employee resource groups (ERGs) are also being formed to help us remove barriers and reach targets.

In November 2022, we launched the Global Women ERG, BRP's first-ever ERG, to support and empower women at BRP, help build awareness and foster inclusion.

LAUNCH OF A NEW CODE OF ETHICS

In December 2022, we released a new version of our Code of Ethics entitled Driven by Integrity. New themes were included: data privacy, global trade compliance, relationship with third parties, product quality and safety, human rights, and community engagement. Filled with real-life examples, this completely overhauled, interactive document is easy to navigate and available in different languages to make it easier to understand.

TWO NEW POLICIES

In 2022, we also launched two new policies:

- **Conflict of Interest** – to help BRP employees identify, avoid and disclose situations of real or perceived conflicts of interest.
- **Gifts and Hospitality** – to provide clear guidance on the requirements to be met in relation to the giving and receiving of business courtesies involving BRP employees.

BRP I 2023 ANNUAL REVIEW I 24

CSR PERFORMANCE CDP 31% OF OUR MANUFACTURING SITES ACHIEVED THE GOAL SCORE CLIMATE CHANGE OF ZERO WASTE TO LANDFILL* DISCLOSURE: B- *at least 90% of waste generated was diverted from landfill 25% WOMEN ON THE BOARD CA$ 5.6M DONATED IN 2022 TO SUPPORT OF DIRECTORS OUR COMMUNITIES 23% WOMEN IN SENIOR 0.9 OVERALL TOTAL RECORDABLE MANAGEMENT INCIDENTS RATE (TRIR) still on course to reach our 2025 goal of zero incidents and zero impact 31% WOMEN IN FACTORY TO LEARN MORE ABOUT OUR LATEST CSR PERFORMANCE, PLEASE CONSULT OUR CSR REPORT IN THE CSR SECTION OF BRP.COM BRP I 2023 ANNUAL REVIEW I 25

SECTION FINANCIAL BRP I 2023 ANNUAL REVIEW I 26

RECONCILIATION TABLE FISCAL YEAR 2023

The following table presents the reconciliation of Net income to Normalized net income[1] and Normalized EBITDA[1].

(in million of Canadian dollars)	TWELVE-MONTH PERIODS ENDED				
	January 31, 2023	January 31, 2022	January 31, 2021	January 31, 2020	January 31, 2019
Net income	**865.4**	794.6	362.9	370.6	227.3
Foreign exchange (gain) loss on long-term debt and lease liabilities	**92.4**	(13.3)	(121.8)	10.4	69.8
Cybersecurity incident costs[2]	**25.5**	-	-	-	-
(Gain) loss on NCIB	**(1.8)**	21.3	(12.2)	-	-
Past service costs[3]	**4.3**	-	-	-	-
Impairment charge[4]	**-**	-	177.1	-	-
Costs related to business combinations[5]	**8.3**	9.9	5.9	6.5	3.9
Evinrude outboard engine wind-down[6]	**-**	0.4	96.1	-	-
Loss on disposal of property, plant & equipment and lease termination[7]	**-**	(8.7)	(12.7)	-	-
COVID-19 pandemic impact[8]	**-**	-	10.6	-	-
Transaction costs on long-term debt[9]	**1.0**	44.3	12.7	-	8.9
Other elements[10]	**(3.2)**	3.8	4.1	(37.4)	2.5
Income tax adjustment[1,11]	**(15.2)**	(5.8)	(45.7)	8.3	(3.8)
Normalized net income[1]	**976.7**	846.5	477.0	358.4	308.6
Normalized income tax expense[1]	**315.7**	287.9	167.1	126.8	105.4
Financing costs adjusted[1]	**113.9**	63.4	107.3	90.9	68.0
Financing income adjusted[1]	**(4.2)**	(3.8)	(7.6)	(2.2)	(2.2)
Depreciation expense adjusted[1]	**304.2**	268.1	255.2	230.5	176.1
Normalized EBITDA[1]	**1,706.3**	1,462.1	999.0	804.4	655.9
Weighted average number of shares – diluted	**80,946,102**	85,259,520	88,604,984	93,813,984	99,588,888
Normalized earnings per share – diluted[1]	**12.05**	9.92	5.39	3.83	3.10

[1] See "Non-IFRS Measures" section.
[2] During Fiscal 2023, the Company incurred costs related to a cybersecurity incident. These costs are mainly comprised of recovery costs, idle costs such as direct labor during shutdown period, etc.
[3] Effective December 31, 2022, BRP approved an ad-hoc adjustment to be granted to retirees and surviving spouses of the Pension Plan for Employees of BRP (Canada) who retired prior to 2017. The impact of this ad-hoc increase is recognized as a past service cost during the year ended January 31, 2023.
[4] During the twelve-month period ended January 31, 2021, the Company recorded an impairment charge of $177.1 million related to its Marine segment.
[5] Transaction costs and depreciation of intangible assets related to business combinations.
[6] The Company incurred costs related to the wind-down of the outboard engine production such as, but not limited to, idle costs and other exit costs.
[7] During Fiscal 2022, the Company acquired its two leased facilities in Mexico. The derecognition of related right-of-use assets and corresponding lease liabilities generated a $8.7 million gain on lease termination.
[8] Incremental costs associated with the COVID-19 pandemic such as, but not limited to, labour cost related to furloughs.
[9] During Fiscal 2022, the Company incurred a prepayment premium of $15.1 million and derecognized unamortized transaction costs of $29.2 million related to the full repayment of its outstanding U.S. $597.0 million Term Loan B-2.
[10] Other elements include gain on litigation for Fiscal 2021, insurance recovery on destroyed equipment related to the Juarez 2 fire recorded in Fiscal 2023 and costs associated with restructuring and reorganization activities to gain flexibility and improve efficiency which are mainly composed of severance costs and retention salaries.
[11] Income tax adjustment is related to the income tax on Normalized elements subject to tax and for which income tax has been recognized, adjustment related to the impact of foreign currency translation from Mexican operations, as well as the unrecognized tax benefits related to Evinrude outboard engine wind-down in Fiscal 2021.

BRP I 2023 ANNUAL REVIEW I 27

INFORMATION FOR INVESTORS

STOCK EXCHANGE INFORMATION

BRP Inc. subordinate voting shares are traded on the Toronto Stock Exchange under the symbol "DOO" and on the Nasdaq Global Select Market under the symbol "DOOO".

RESEARCH COVERAGE[1]

ARC Independent Research • BMO Capital Markets Equity Research • Canaccord Genuity • CIBC Capital Markets • Citigroup • D.A. Davidson • Desjardins Securities • Edgewater Research Company • Exane BNP Paribas • Morningstar • National Bank Financial • Northcoast Research • Raymond James & Associates • RBC Capital Markets • Robert W. Baird & Co. • Scotia Global Equity Research • Stifel Canada • TD Securities Equity Research • UBS Securities • Wolfe Research

FISCAL YEAR 2024 TENTATIVE EARNINGS CALENDAR

First Quarter: June 01, 2023
Second Quarter: September 07, 2023
Third Quarter: November 30, 2023
Fourth Quarter: To be advised

ISSUED AND OUTSTANDING SHARES

As of April 19, 2023, there were 36,283,821 Subordinate Voting Shares and 42,384,200 Multiple Voting Shares issued and outstanding, and no preferred shares were issued and outstanding.

ANNUAL SHAREHOLDERS' MEETING

This meeting will be held at 11:00 a.m. (Eastern time) on June 1, 2023, via live webcast.

INFORMATION REQUESTS

Analysts, shareholders and interested investment professionals may direct their business-related inquiries to: Investor Relations Department: BRP Inc., 726 St-Joseph Street, Valcourt, Quebec, Canada J0E 2L0, T +1 450 532-2211, ir@brp.com

SHAREHOLDER SERVICES

For shareholder-related services, including estate change of name or address, stock, transfers, settlement, lost stock certificates and duplicate mailings, please contact the transfer agent at: Computershare Investor Services Inc.: 100 University Ave., 8th Floor, Toronto, Ontario, Canada M5J 2Y1, T +1 800 564-6253, www-us.computershare.com/Investor

FOR MORE INFORMATION

To view the Company's Annual Review and related financial information, to learn more about the products, to download product brochures or to find dealer locations, please visit the Company's website at brp.com.

[1]Analyst coverage known to the Company as of April 1, 2023.

© BRP 2023. All rights reserved. ®, ™ and the BRP logo are trademarks of BRP or its affiliates. † All other trademarks are the property of their respective owners. Please ride responsibly.
The information contained in this Annual Review was established as of May 2, 2023. Legal deposit Bibliothèque nationale du Québec 2023.

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Review, including, but not limited to, statements relating to our Fiscal 2024, statements relating to its 5-year plan referred to as "M25" or "Mission 25", statements relating to investments in the electrification of its product lines and its expected impact on consumer experience and industry growth, statements relating to its intention to launch new electric product lines, statements relating to the Corporate Social Responsibility CSR25 plan, its expected impact and the Company's progress in relation to it, and other statements about the Company's prospects, expectations, anticipations, estimates and intentions, results, levels of activity, performance, objectives, targets, goals, achievements, priorities and strategies, financial position, market position, including its ability to continue to gain additional market share, capabilities, competitive strengths and beliefs, the prospects and trends of the industries in which the Company operates, the Company's expectation for continued robust consumer demand for its products and services and sustained growth, including on the marine side, research and product development activities, including projected design, characteristics, capacity or performance of future products and their expected scheduled entry to market, the availability of capital resources and liquidities, or any other future events or developments and other statements that are not historical facts constitute forward-looking statements within the meaning of applicable securities laws. The words "may", "will", "would", "should", "could", "expects", "forecasts", "plans", "intends", "trends", "indications", "anticipates", "believes", "estimates", "outlook", "predicts", "projects", "likely" or "potential" or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements are presented for the purpose of assisting readers in understanding certain key elements of the Company's current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of the Company's business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes; readers should not place undue reliance on forward-looking statements contained herein. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific. The Company cautions that its assumptions may not materialize and that global economic and political conditions, combined with one or more of the risks and uncertainties discussed in the Company's Annual Information Form, may render such assumptions, although believed reasonable at the time they were made, inaccurate. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the industry to be materially different from the outlook or any future results or performance implied by such statements.

In addition, many factors could cause the Company's actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail under the heading "Risk Factors" of its Annual Information Form: the impact of adverse economic conditions including in the context of recent significant increases of interest and inflation rates; any decline in social acceptability of the Company and its products, including in connection with the broader adoption of electrical or low-emission products; fluctuations in foreign currency exchange rates; high levels of indebtedness; any unavailability of additional capital; any supply problems, termination or interruption of supply arrangements or increases in the cost of materials, including as a result of the military conflict between Russia and Ukraine; the inability to attract, hire and retain key employees, including members of the Company's management team or employees who possess specialized market knowledge and technical skills; any failure of information technology systems, security breach or cyber-attack, or difficulties with the implementation of new systems, including the Company's new ERP; the Company's reliance on international sales and operations; the Company's inability to successfully execute its growth strategy; unfavourable weather conditions and climate change more generally; the seasonal nature of the Company's business and some of its products; the Company's reliance on a network of

BRP | 2023 ANNUAL REVIEW | 28

independent dealers and distributors; any inability of dealers and distributors to secure adequate NON-IFRS MEASURES access to capital; any inability to comply with product safety, health, environmental and noise The Company’s financial statements, available under the Company’s profiles on SEDAR at pollution laws; the Company’s large fixed cost base; any failure to compete effectively against www.sedar.com and on EDGAR at www.sec.gov, have been prepared in accordance with competitors or any failure to meet consumers’ evolving expectations; any failure to maintain an International Financial Reporting Standards (“IFRS”). effective system of internal control over financial reporting and to produce accurate and timely financial statements; any inability to maintain and enhance the Company’s reputation and brands; This Annual Review makes reference to certain non-IFRS financial measures. These measures any significant product liability claim; any significant product repair and/or replacement due to are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS product warranty claims or product recalls; any failure to carry proper insurance coverage; the and are therefore unlikely to be comparable to similar measures presented by other companies. Company’s inability to successfully manage inventory levels; any intellectual property infringement Rather, these measures are provided as additional information to complement IFRS measures and litigation; the Company’s inability to successfully execute its manufacturing strategy or to by providing further understanding of the Company’s results of operations from management’s meet customer demand as a result of manufacturing capacity constraints; increased freight and perspective. Accordingly, they should not be considered in isolation nor as a substitute for shipping costs or disruptions in transportation and shipping infrastructure; any failure to comply analysis of the Company’s financial information reported under IFRS. with covenants in financing and other material agreements; any changes in tax laws and unanticipated The Company believes non-IFRS measures are important supplemental measures of financial tax liabilities; any impairment in the carrying value of goodwill and trademarks; any deterioration performance because they eliminate items that have less bearing on the Company’s financial in relationships with employees; pension plan liabilities; natural disasters; volatility in the market performance and thus highlight trends in its core business that may not otherwise be apparent price for the Subordinate Voting Shares; the Company’s conduct of business through subsidiaries; when relying solely on IFRS measures. The Company also believes that securities analysts, investors the significant influence of Beaudier Inc., 4338618 Canada Inc., and Bain Capital Integral and other interested parties frequently use non-IFRS measures in the evaluation of companies, Investors II, L.P.; and future sales of Subordinate Voting Shares by Beaudier Group, Bain Capital, many of which present similar metrics when reporting their results. Management also uses non-IFRS directors, officers or senior management of the Company. These factors are not intended to measures in order to facilitate financial performance comparisons from period to period, prepare represent a complete list of the factors that could affect the Company; however, these factors annual operating budgets, assess the Company’s ability to meet its future debt service, capital should be considered carefully. expenditure and working capital requirements and also as a component in the determination of Unless otherwise stated, the forward-looking statements contained in this Annual Review are the short-term incentive compensation for the Company’s employees. Because other companies made as of the date of this Annual Review and the Company has no intention and undertakes no may calculate these non-IFRS measures differently than the Company does, these metrics are obligation to update or revise any forward-looking statements, including to reflect future events, not comparable to similarly titled measures reported by other companies. “Normalized EBITDA” changes in circumstances, or changes in beliefs, unless required by applicable securities regulations. is defined as net income before financing costs, financing income, income tax expense (recovery), In the event that the Company does update any forward-looking statements contained in this depreciation expense and normalized elements as described in the 2023 MD&A (as defined below), Annual Review, no inference should be made that the Company will make additional updates such as restructuring and wind-down costs, non-recurring gain or loss and acquisition-related costs. with respect to that statement, related matters or any other forward-looking statement. The “Normalized net income” is defined as net income before normalized elements as described in the forward-looking statements contained in this Annual Review are expressly qualified by this 2023 MD&A, such as foreign exchange gain on long-term debt and lease liabilities and transaction cautionary statement. costs, and adjusted to reflect the tax effect on these elements. The Company refers the reader to the “Non-IFRS Measures” and “Selected Consolidated Financial Information” sections of the KEY ASSUMPTIONS Company’s management’s discussion and analysis for Fiscal 2023 dated March 23, 2023 (the “2023 MD&A”), which are incorporated by reference herein, for definitions and reconciliations of The Company made a number of economic, market and operational assumptions in preparing and Normalized EBITDA and Normalized net income presented by the Company to the most directly making certain forward-looking statements contained in this Annual Review, including the following: comparable IFRS measure. The Company’s 2023 MD&A is available under the Company’s profiles reasonable industry growth ranging from slightly down to slightly up, that is based on the assumption on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. that supply chain disruptions continue to improve; market share will remain constant or moderately increase; stable global and North American economic conditions; a limited impact from the military conflict between Russia and Ukraine and the COVID-19 pandemic; main currencies in which the Company operates will remain at near current levels; inflation is expected to remain elevated from strong demand, supply shortages and high energy prices, and is expected to gradually decline as central banks gradually increase interest rates; there will be no significant changes in tax laws or free trade arrangements or treaties applicable to the Company; the Company’s margins will remain at current levels; the supply base will remain able to support product development and planned production rates on commercially acceptable terms in a timely manner; no new trade barriers will be imposed amongst jurisdictions in which the Company carries operations; the absence of unusually adverse weather conditions, especially in peak seasons. BRP cautions that its assumptions may not materialize, and that global economic and political conditions, combined with one or more of the risks and uncertainties discussed under the heading “Risk Factors” of its Annual Information Form, may render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty. BRP I 2023 ANNUAL REVIEW I 29

CORPORA T E H E A D Q U A R T E R S 726 Saint-Joseph Street Valcourt, Quebec J0E 2L0 Canada BRPnews linkedin.com/company/brp facebook.com/brpinfo youtube.com/user/communicationsBRP BRP.COM